Filed by Crown Castle International Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Signal Inc.

Commission File No.: 001-32168

This filing relates to a planned business combination (“Contemplated Merger”) between Crown Castle International Corp. (“Crown Castle”) and Global Signal Inc. (“Global Signal”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 5, 2006 (“Merger Agreement”), by and among Crown Castle, Global Signal and CCGS Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Crown Castle. The Merger Agreement was filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by the Company on October 11, 2006.

On October 25, 2006, Crown Castle issued a press release which contained the following information relating to the Contemplated Merger:

“We are very pleased with the solid growth we are experiencing in our core business as reflected in our third quarter results for site rental revenue, site rental gross margin, Adjusted EBITDA and recurring cash flow per share,” stated John P. Kelly, President and Chief Executive Officer of Crown Castle. “We continue to grow faster than our stated long-term growth targets in each of these financial metrics. Our customers’ focus on building high-quality wireless networks, coupled with our industry-leading customer satisfaction, is driving our growth. We believe the proposed acquisition of Global Signal and the resulting combined asset portfolio, in which over 16,000 of the 23,500 towers are in the top 100 US markets, will enhance Crown Castle’s ability to serve all wireless carriers and increase long-term shareholder value. While we are excited about the anticipated combination with Global Signal and are working hard on integration plans, we remain focused on meeting our objectives for our existing business.”

“We continue to focus on activities that we believe will maximize long-term recurring cash flow per share,” stated Ben Moreland, Chief Financial Officer of Crown Castle. “We believe the actions we have taken thus far during 2006, including the agreement to acquire Global Signal and the purchase of approximately 7% of common stock outstanding, will enhance the growth rate of this measure in future periods. . . .”

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking statements and information that are based on our management’s current expectations. Such statements include, but are not limited to, plans, projections and estimates regarding (i) growth in our business, demand for our towers and leasing activity, (ii) network development by our customers, (iii) the contemplated merger with Global Signal (“Contemplated Merger”), including the potential impact and benefits of the Contemplated Merger, (iv) our capital investments, including the availability and type of investments and the impact of and return on our investments, (v) potential debt issuances, alternatives and refinancing, (vi) currency exchange rates, (vii) site rental revenue, (viii) site rental cost of operations, (ix) site rental gross margin, (x) Adjusted EBITDA, (xi) interest expense, (xii) sustaining capital expenditures, (xiii) recurring cash flow (including recurring cash flow per share) and (xiv) net loss (including net loss per share). Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including but not limited to prevailing market conditions and the following:

•	The integration of Global Signal and its assets following the Contemplated Merger is expected to result in substantial expenses and may present significant challenges, including that the acquired assets may not perform as contemplated.

•	Whether or not the Contemplated Merger is consummated, the announcement and pendency of the merger could cause disruptions in our business, which could have an adverse effect on our businesses and financial results.

•	The Contemplated Merger is subject to waiting periods, and the receipt of consents and approvals from, or challenge by, various government entities, which may impose conditions on, jeopardize or delay consummation of, or reduce the anticipated benefits of the merger.

•	The Contemplated Merger is subject to certain conditions to closing that could result in the merger being delayed or not consummated, which could negatively impact our stock price and future business and operations.

•	If the Contemplated Merger is not consummated, we will have incurred substantial costs that may adversely affect our financial results and operations and the market price of our common stock.

•	The issuance of shares of our common stock in conjunction with the Contemplated Merger may cause the market price of our stock to fall and will decrease the aggregate voting power of our current stockholders.

•	Our business depends on the demand for wireless communications and towers, and we may be adversely affected by any slowdown in such demand.

•	The loss or consolidation of, network sharing among, or financial instability of any of our limited number of customers may materially decrease revenues.

•	An economic or wireless telecommunications industry slowdown may materially and adversely affect our business (including reducing demand for our towers and network services) and the business of our customers.

•	Our substantial level of indebtedness may adversely affect our ability to react to changes in our business and limit our ability to use debt to fund future capital needs.

•	We operate in a competitive industry, and some of our competitors have significantly more resources or less debt than we do.

•	Technology changes may significantly reduce the demand for tower leases and negatively impact the growth in our revenues.

•	3G and other technologies may not deploy or be adopted by customers as rapidly or in the manner projected.

•	We generally lease or sublease the land under our towers and may not be able to extend these leases.

•	We may need additional financing, which may not be available, for strategic growth opportunities.

•	Restrictive covenants on our debt instruments may limit our ability to take actions that may be in our best interests.

•	Modeo’s business has certain risk factors different from our core tower business, including an unproven business model, and may fail to operate successfully and produce results that are less than anticipated. In addition, Modeo’s business may require additional financing which may not be available.

•	FiberTower’s business has certain risk factors different from our core tower business, including an unproven business model, and may produce results that are less than anticipated, resulting in a write off of all or part of our investment in FiberTower. In addition, FiberTower’s business may require additional financing which may not be available.

•	Laws and regulations, which may change at any time and with which we may fail to comply, regulate our business.

•	We are heavily dependent on our senior management.

•	Our network services business has historically experienced significant volatility in demand, which reduces the predictability of our results.

•	We may suffer from future claims if radio frequency emissions from wireless handsets or equipment on our towers are demonstrated to cause negative health effects.

•	Certain provisions of our certificate of incorporation, bylaws and operative agreements and domestic and international competition laws may make it more difficult for a third party to acquire control of us or for us to acquire control of a third party, even if such a change in control would be beneficial to our stockholders.

•	Sales or issuances of a substantial number of shares of our common stock may adversely affect the market price of our common stock.

•	Disputes with customers and suppliers may adversely affect results.

•	We may suffer losses due to exposure to changes in foreign currency exchange rates relating to our operations in Australia.

Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors which could affect our results is included in our filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

In connection with the Contemplated Merger, Crown Castle plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF CROWN CASTLE AND GLOBAL SIGNAL ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CROWN CASTLE, GLOBAL SIGNAL, THE CONTEMPLATED MERGER AND RELATED MATTERS. Investors and security holders of Crown Castle and Global Signal will be able to obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Crown Castle and Global Signal, without charge, at the SEC’s website at http://www.sec.gov. These documents may also be obtained for free from Crown Castle by directing a request to Crown Castle International Corp., Investor Relations, 510 Bering Drive, Suite 600, Houston, TX 77057 or for free from Global Signal by directing a request to Global Signal Inc. at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232-6427, Attention: Secretary.

Participants in the Solicitation

Neither Crown Castle nor Global Signal is currently engaged in a solicitation of proxies from the security holders of Crown Castle or Global Signal in connection with the Contemplated Merger. If a proxy solicitation commences, Crown Castle, Global Signal and their respective directors and executive officers and other members of management may be deemed to be participants in such solicitation. Information regarding Crown Castle’s directors and executive officers is available in Crown Castle’s Annual Report on Form 10-K for the year ended December 31, 2005, and the proxy statement, dated April 11, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Information regarding Global Signal’s directors and executive officers is available in Global Signal’s Annual Report on Form 10-K for the year ended December 31, 2005 and the proxy statement, dated April 12, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such directors and executive officers will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.